UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number 0-22496

(Check one):	 Form 10-K	 Form 20-F	 Form 11-K	☒ Form 10-Q	 Form N-SAR	 Form N-CSR

For period ended: May 31, 2006

 Transition Report on Form 10-K
 Transition Report on Form 20-F
 Transition Report on Form 11-K
 Transition Report on Form 10-Q
 Transition Report on Form N-SAR

For the Transition Period ended: Not Applicable

Read Instruction (on back page) Before Preparing Form. Please Print or Type
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:  Not Applicable

PART I - REGISTRANT INFORMATION

Full Name of Registrant:      Schnitzer Steel Industries, Inc.

Former Name if Applicable:     Not Applicable

Address of Principal Executive Office (Street and number):     3200 N.W. Yeon Ave., P.O. Box 10047

City, State and Zip Code:     Portland, OR 97296-0047

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Schnitzer Steel Industries, Inc. (the “Company”) could not file its Quarterly Report on Form 10-Q for the quarter ended May 31, 2006 (“Form 10-Q”) with the Securities and Exchange Commission within the prescribed time period without unreasonable effort or expense in light of the circumstances described below.

As previously reported in the Company’s Form 8-K dated June 23, 2006 (“Form 8-K”), the Audit Committee of the Company’s Board of Directors and Company management concluded that previously reported unaudited financial statements for the three months ended November 30, 2005 (the “First Quarter 2006”) and the six months ended February 28, 2006 (the “Second Quarter 2006”) would need to be restated because an error was made regarding the interpretation and application of generally accepted accounting principles as they relate to purchase accounting. The accounting error related to the appropriate timing as to when the Company could begin to consolidate the results of operations of Regional Recycling LLC (“Regional”), GreenLeaf Auto Recyclers, LLC (“GreenLeaf”) and THS Recycling LLC, dba Hawaii Metal Recycling Company (“HMR”) in its condensed consolidated statement of operations. In addition, the Company has identified an error in the classification in the Company’s consolidated statement of cash flows for the First Quarter 2006 and Second Quarter 2006 relating to the cash flows from its investments.

Due to the additional time required for the Company to (1) complete restatement of its financial statements for the first and second quarters of fiscal 2006, (2) prepare its Form 10-Q/As for the first and second quarters of fiscal 2006, and (3) prepare its financial statements and Form 10-Q for the third quarter of fiscal 2006, the Company was not able to file its quarterly report on Form 10-Q for the quarter ended May 31, 2006 by the July 10, 2006 filing deadline, but it expects that it will be able to file the Form 10-Q within the five day filing extension period.

A material weakness is a control deficiency or combination of control deficiencies that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. Management of the Company had determined that at the end of the fiscal periods ending November 30, 2005 and February 28, 2006 a material weakness existed in the Company’s internal control over financial reporting related to the application and review of purchase accounting.

The Company is currently in the process of evaluating its disclosure controls and procedures as of May 31, 2006, and whether or not the aforementioned material weakness existed as of May 31, 2006.

As the Company completes the preparation of its financial statements for the third quarter of fiscal 2006, additional control deficiencies may be identified and those deficiencies may also individually and in the aggregate constitute one or more additional material weaknesses.

Forward-looking statements

Certain statements in this Form 12b-25 are “forward-looking statements” within the meaning of U.S. federal securities laws. The Company intends that these statements be covered by the safe harbors created under these laws. These forward-looking statements include, but are not limited to, statements about the Company’s plans to restate certain previously reported results, to file amended quarterly reports on Form 10-Q, as well as the expected timing thereof, and the expected timing to file the quarterly report on Form 10-Q for the fiscal quarter ended May 31, 2006. These forward-looking statements are subject to risks, uncertainties, and other factors that could cause actual results to differ materially from future results expressed or implied by the forward-looking statements. Important factors that could cause actual results to differ materially from the information set forth in these forward-looking statements include possible delays in the preparation of the amended quarterly reports on Form 10-Q or the quarterly report on Form 10-Q for the fiscal quarter ended May 31, 2006 and other factors, some of which are discussed in the Company’s most recent annual report on Form 10-K and its most recent quarterly report on Form 10-Q. Many of these factors and events are beyond the Company’s ability to control or predict. Given these uncertainties, readers are cautioned not to place undue reliance on the forward-looking statements, which only speak as of the date of this Form 12b-25. The Company does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this Form 12b-25 or to reflect the occurrence of unanticipated events, except as may be required under applicable securities laws.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

Gregory J. Witherspoon (Name)	503 (Area Code)	224-9900 (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

 ☒ Yes    ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

 ☐ Yes    ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Schnitzer Steel Industries, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: July 11, 2006	By:	/s/ Gregory J. Witherspoon
Name: Gregory J. Witherspoon
Title: Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).